April 22, 2010


Mail Stop 3010


Mr. Michael West
Chief Executive Officer
Medical Billing Assistance, Inc.
16325 East Dorado Ave.
Centennial, CO 80111


       RE:    **Medical Billing Assistance, Inc.**
                 **Form 10-K for the period ended December 31, 2008**
                 **Filed April 7, 2009**
                 **File No. 0-53012**


Dear Mr. West:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                 Sincerely,


                 Jessica Barberich
                 Assistant Chief Accountant